Filed Pursuant to Rule 433
Registration No. 333-223208
November 29, 2019
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Equity Index Underlying Supplement dated February 26, 2018)

HSBC USA Inc.

Market Linked Securities—
Auto-callable Securities with Contingent Coupon and Contingent Downside

- Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index
- Quarterly contingent coupon payments at a rate of [1.75%-2.00%] (or [7.00%-8.00%] per annum) (to be determined on the pricing date), payable in equal installments if the closing level of **each** underlying on the applicable observation date is greater than or equal to 70% of its initial level
- Automatically callable quarterly on or after June 11, 2020 through and including September 11, 2023 at the principal amount plus the applicable contingent coupon if the closing level of **each** underlying is at or above its initial level
- If the securities are not called, return of the principal amount plus the final contingent coupon if the return of the lowest performing underlying is greater than or equal to -30%
- If the securities are not called, full exposure to decrease in the lowest performing underlying if its return is less than -30%
- Approximately 4 years to maturity if the securities are not called
- All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, and Wells Fargo Securities, LLC ("Wells Fargo Securities") as the agents for the sale of the securities. The agents will purchase the securities from us for distribution to other registered broker-dealers, including Wells Fargo Advisors ("WFA") (the trade name of the retail brokerage business of Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC), or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of our affiliates may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. If you are buying securities from HSBC Securities (USA) Inc. or another of our affiliates, unless you are informed otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-23 of this free writing prospectus.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the securities on the Pricing Date is expected to be between $930.00 and $970.00 per security, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Security	$1,000		
Total			

(1) The agents may receive a commission of up to $25.00 (2.50%) per $1,000 Principal Amount of the securities and may use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the securities, or will offer the securities directly to investors. The agents may resell the securities to other securities dealers at the Principal Amount less a concession not in excess of $15.00 (1.50%) per security. Such securities dealers may include WFA, an affiliate of Wells Fargo Securities. In addition to the selling concession allowed to WFA, Wells Fargo Securities will pay $0.75 (0.075%) per security of the underwriting discount to WFA as a distribution expense fee for each security sold by WFA. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-23 of this free writing prospectus.

The Securities:

Are Not FDIC Insured   **Are Not Bank Guaranteed**   **May Lose Value**



HSBC USA Inc.
Market Linked Securities—
Auto-callable Securities with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index

This free writing prospectus relates to a single offering of the Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index. The securities will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. Certain terms used but not defined in this free writing prospectus have the meanings provided in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement; provided that references therein to "notes" shall be deemed to refer to "securities" as used in this free writing prospectus.

This free writing prospectus relates to an offering of securities linked to the lowest performing of three indices. The purchaser of a security will acquire a senior unsecured debt security of HSBC as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Price to Public:	100% of the Principal Amount
Reference Asset:	The S&P 500® Index (Ticker: SPX) (the "SPX"), the Russell 2000® Index (Ticker: RTY) (the "RTY") and the EURO STOXX 50® Index (Ticker: SX5E) (the "SX5E") (each, an "Underlying" and together, the "Underlyings")
Trade Date:	December 11, 2019*
Pricing Date:	December 11, 2019*
Original Issue Date:	December 16, 2019*
Final Valuation Date:	December 11, 2023, which is also the final Observation Date.* The Final Valuation Date is subject to postponement as described in "Additional Terms of the Securities—Postponement of the Valuation Dates and the Payment Dates" below.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be December 14, 2023.* The Maturity Date is subject to postponement as described in "Additional Terms of the Securities—Postponement of the Valuation Dates and the Payment Dates" below.
Observation Dates:	Quarterly, as set forth below.* The Observation Dates are subject to postponement as described under "Additional Terms of the Securities—Postponement of the Valuation Dates and the Payment Dates" below.

Observation Dates	Coupon Payment Dates
March 11, 2020	March 16, 2020
June 11, 2020	June 16, 2020
September 11, 2020	September 16, 2020
December 11, 2020	December 16, 2020
March 11, 2021	March 16, 2021
June 11, 2021	June 16, 2021
September 13, 2021	September 16, 2021
December 13, 2021	December 16, 2021
March 11, 2022	March 16, 2022
June 13, 2022	June 16, 2022
September 12, 2022	September 15, 2022
December 12, 2022	December 15, 2022
March 13, 2023	March 16, 2023
June 12, 2023	June 15, 2023
September 11, 2023	September 14, 2023
December 11, 2023 (the Final Valuation Date)	December 14, 2023 (the Maturity Date)

Coupon Payment Dates:	The third business day after the applicable Observation Date, as set forth above. The Coupon Payment Dates are subject to postponement as described under "Additional Terms of the Securities—Postponement of the Valuation Dates and the Payment Dates" below.

Call Observation Dates:	The Observation Dates commencing on June 11, 2020 and ending on September 11, 2023.*
Call Payment Dates:	The relevant Coupon Payment Date
Contingent Coupon:	*If the Official Closing Level of each Underlying is greater than or equal to its Coupon Trigger on the relevant Observation Date,* you will receive the Contingent Coupon applicable to that Observation Date on the applicable Coupon Payment Date.
	If the Official Closing Level of any Underlying is less than its Coupon Trigger on the relevant Observation Date, the Contingent Coupon applicable to that Observation Date will not be payable.
	You may not receive any Contingent Coupons over the term of the securities.
Contingent Coupon Rate:	[7.00%-8.00%] per annum, which equals [1.75%-2.00%] per quarter in equal installments (to be determined on the Pricing Date), if payable.
Automatic Call:	We will automatically call the securities if the Official Closing Level of **each** Underlying is at or above its Initial Level on any Call Observation Date. If the securities are automatically called, you will receive the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date. No further payments will be made on the securities once they have been called.
Coupon Trigger:	For each Underlying, 70% of its Initial Level
Barrier Level:	For each Underlying, 70% of its Initial Level.
Payment at Maturity:	On the Maturity Date, unless the securities are automatically called, for each security, we will pay you the Payment at Maturity, calculated as follows:
	■ **If the Final Level of the Lowest Performing Underlying is greater than or equal to its Barrier Level**:
	$1,000 + final Contingent Coupon.
	■ **If the Final Level of the Lowest Performing Underlying is less than its Barrier Level**:
	$1,000 + ($1,000 × Final Return of the Lowest Performing Underlying).
	If the Final Level of the Lowest Performing Underlying is less than its Barrier Level, you will lose more than 30%, and possibly all, of the Principal Amount. *Even with any Contingent Coupons, your return on the securities may be negative. In addition, you will not participate in any increase in the level of any Underlying.*
Lowest Performing Underlying:	The Underlying with the lowest Final Return.
Final Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level:	With respect to each Underlying, its Official Closing Level on the Pricing Date.
Final Level:	With respect to each Underlying, its Official Closing Level on the Final Valuation Date.
Official Closing Level:	With respect to each Underlying, the Official Closing Level on any Trading Day means the official closing level of that Underlying reported by the Reference Sponsor on that day, as obtained by the calculation agent on that day from applicable Bloomberg Professional® service page: for the SPX, page "SPX <INDEX>," for the RTY, page "RTY <INDEX>" and for the SX5E, page "SX5E <INDEX>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment by the calculation agent as described under "Additional Terms of the Securities— Postponement of the Valuation Dates and the Payment Dates" below and "Additional Terms of the Notes—Discontinuance or Modification of an Index" in the accompanying Equity Index Underlying Supplement.
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.

Estimated Initial Value:	The Estimated Initial Value of the securities will be less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates or any agent would be willing to purchase your securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any."
CUSIP/ISIN:	40435UT20 / US40435UT206
Trustee:	The trustee is Wells Fargo Bank, N.A. Wells Fargo Securities, one of the agents, is an affiliate of the trustee. See "Additional Terms of the Securities — Trustee Conflict of Interest."
Agents:	HSBC Securities (USA) Inc. and Wells Fargo Securities. The agents may resell the securities to other securities dealers, including securities dealers acting as custodians, at the Principal Amount less a concession of not in excess of $15.00 (1.50%) per security. Such securities dealers may include WFA, an affiliate of Wells Fargo Securities. In addition to the concession allowed to WFA, Wells Fargo Securities will pay $0.75 (0.075%) per security of the underwriting discount to WFA as a distribution expense fee for each security sold by WFA.

* The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.

GENERAL

This free writing prospectus relates to an offering of securities linked to the Underlyings. The purchaser of a security will acquire a senior unsecured debt security of HSBC. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of securities relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any Underlying or any component security included in any Underlying or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Equity Index Underlying Supplement dated February 26, 2018. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049 or 1-866-346-7732.

You may also obtain:

▶ The Equity Index Underlying Supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▶ The prospectus supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▶ The prospectus at:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▶ You believe that the Official Closing Level of each Underlying will be greater than or equal to its Coupon Trigger on most or all of the Observation Dates, and at or above its Barrier Level on the Final Valuation Date.

▶ You are willing to accept that the quarterly Contingent Coupon is payable only if the Official Closing Level of each Underlying is greater than or equal to its Coupon Trigger on the applicable Observation Date.

▶ You are willing to invest in the securities, the maximum potential return of which is limited to any Contingent Coupons payable on the securities.

▶ You do not seek an investment that provides an opportunity to participate in the appreciation of any Underlying.

▶ You are willing to make an investment that is exposed to the potential downside performance of the Lowest Performing Underlying on a 1-to-1 basis if the securities are not automatically called prior to maturity and the Final Level of the Lowest Performing Underlying is less than its Barrier Level.

▶ You are willing to hold securities that will be automatically called on any Call Observation Date on which the Official Closing Level of each Underlying is at or above its Initial Level, or you are otherwise willing to hold the securities to maturity.

▶ You do not seek to receive guaranteed periodic interest payments on the securities.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks included in the Underlyings.

▶ You understand and accept the risks associated with each Underlying.

▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

▶ You believe that the Official Closing Level of at least one Underlying will be less than its Coupon Trigger on most or all of the Observation Dates, and/or below its Barrier Level on the Final Valuation Date.

▶ You believe that the Contingent Coupons will not provide you with your desired return.

▶ You are unwilling to invest in the securities, the maximum potential return of which is limited to any Contingent Coupons payable on the securities.

▶ You seek an investment that provides an opportunity to participate in the appreciation of an Underlying.

▶ You are unwilling to make an investment that is exposed to the potential downside performance of the Lowest Performing Underlying on a 1-to-1 basis if the securities are not automatically called prior to maturity and the Final Level of the Lowest Performing Underlying is less than its Barrier Level.

▶ You are unable or unwilling to hold securities that will be automatically called on any Call Observation Date on which the Official Closing Level of each Underlying is at or above its Initial Level, or you are otherwise unable or unwilling to hold the securities to maturity.

▶ You prefer to receive guaranteed periodic interest payments on the securities.

▶ You seek an investment for which there will be an active secondary market.

▶ You are not willing to forgo dividends or other distributions paid to holders of the stocks included in the Underlyings.

▶ You do not understand or accept the risks associated with any Underlying.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the securities is not equivalent to investing directly in any of the stocks included in any Underlying. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General risks related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The securities do not guarantee any return of principal and you may lose all of your Principal Amount at maturity.

The securities do not guarantee any return of principal. The securities differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount if the securities are not automatically called and the Final Level of the Lowest Performing Underlying is less than its Barrier Level. In this case, the Payment at Maturity will be less than the Principal Amount and you will lose 1% for each 1% that the Final Level of the Lowest Performing Underlying is less than its Initial Level. You may lose up to 100% of your Principal Amount at maturity. *Even if the Final Level of the Lowest Performing Index on the Final Valuation Date is greater than its Barrier Level, the amount you receive at stated maturity will not exceed the Principal Amount plus the final Contingent Coupon, and your yield on the securities, taking into account any Contingent Coupons you may have received during the term of the securities, may be less than the yield you would earn if you bought a traditional interest-bearing debt securities of HSBC or another issuer with a similar credit rating.*

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the securities. If the Official Closing Level of any Underlying on an Observation Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Observation Date. If on each of the Observation Dates, the Official Closing Level of at least one Underlying is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the securities. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the securities.

Your return on the securities is limited to the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the level of any Underlying.

Whether the securities are automatically called or not, the maximum amount that you will receive on the securities will be the Principal Amount plus any Contingent Coupons, regardless of any appreciation in the level of any Underlying, which may be significant. Investors will not participate in any appreciation of any Underlying from its Initial Level. Accordingly, an investment in the securities may have a lower return than an investment in the stocks represented by an Underlying during the term of the securities.

The securities are subject to the credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. You will have no ability to pursue any securities included in any Underlying for payment. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any Contingent Coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities, and you could lose some or all of your investment.

Changes that affect an Underlying may affect its level and the market value of the securities and the amount you will receive on the securities.

The policies of the Reference Sponsor of each Underlying concerning additions, deletions and substitutions of the constituents included in that Underlying and the manner in which the Reference Sponsor takes account of certain changes affecting those constituents may affect the level of that Underlying. The policies of the Reference Sponsor with respect to the calculation of the relevant Underlying could also affect the level of that Underlying. The Reference Sponsor may discontinue or suspend calculation or dissemination of the relevant Underlying. Any such actions could affect the level of an Underlying and the value of the securities.

If the securities are not called, your return will be based on the Final Return of the Lowest Performing Underlying.

If the securities are not automatically called, your return will be based on the Final Return of the Lowest Performing Underlying without regard to the performance of the other Underlyings. As a result, you could lose some or all of the Principal Amount if the Final Level of the Lowest Performing Underlying is less than its Barrier Level, even if there is an increase in the level of the other Underlyings. This could be the case even if one or both of the other Underlyings increased by an amount greater than the decrease in the Lowest Performing Underlying.

Since the securities are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the level of each Underlying and correlation or lack thereof between the Underliers.

Since the securities are linked to the performance of more than one Underlying, the securities will be linked to the individual performance of each Underlying. Because the securities are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the level of each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these securities, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of any Underlying would not be mitigated by the appreciation of any other Underlying. Instead, your return would depend on the Lowest Performing Underlying. In addition, the performances of the Underlyings may be positively or negatively correlated, or may not be correlated at all. If the Underlyings are not correlated to each other or are negatively correlated, there is a greater potential for one of the Underlyings to close below its Coupon Trigger on an Observation Date or its Barrier Level on the Final Valuation Date, respectively, and therefore the risk of missing a Contingent Coupon payment and that a loss of principal will occur is even greater. Further, with three Underlyings, it is more likely that the performance of one pair of underlying indices will not be correlated or will be negatively correlated. It is impossible to predict what the correlations between the Underlyings will be over the term of the securities. The SPX represents the large capitalization segment of the United States equity market, the RTY represents the small capitalization segment of the United States equity market and the SX5E represents the Eurozone equity market. These different equity markets may not perform similarly over the term of the securities.

Higher Contingent Coupon Rates are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the level of an Underlying. The greater the expected volatility with respect to an Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the level of the applicable Underlying could close below its Coupon Trigger on an Observation Date or its Barrier Level on the Final Valuation Date, respectively, indicating a higher expected risk of loss on the securities. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a a higher Contingent Coupon Rate) than for similar securities linked to the performance of the applicable Underlying with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. The volatility of the Underlyings can change significantly over the term of the securities. The levels of the Underlyings for your securities could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlyings and the potential to lose some or all of your principal at maturity.

The securities may be automatically called prior to the Maturity Date.

If the securities are automatically called early, the holding period could be as little as approximately 6 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the securities.

The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any.

The Estimated Initial Value of the securities will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The price of your securities in the secondary market, if any, immediately after the Pricing Date may be less than the price to public.

The price to public takes into account certain costs. These costs, which, except for the underwriting discount, will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If an agent were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which an agent may initially buy or sell the securities in the secondary market, if any, and the value used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 4 months after the Original Issue Date. This temporary price difference may exist because, in its discretion, an agent may elect to effectively reimburse to investors a portion of the estimated hedging cost and other costs in connection with the securities that will no longer be incurred over the term of the securities. This discretionary election will be made, and the temporary reimbursement period will be determined, on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of the estimated costs which may be effectively reimbursed to investors in this way may not be allocated ratably throughout the reimbursement period, and such reimbursement may be discontinued at any time, or the duration of the reimbursement period may be shortened after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the securities is not linked to the levels of the Underlyings at any time other than the Observation Dates, including the Final Valuation Date.

The payments on the securities will be based on the Official Closing Levels of the Underlyings on the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. If the securities are not called, even if the level of the Lowest Performing Underlying is greater than or equal to its Coupon Trigger during the term of the securities other than on the Observation Dates but then decreases on each Observation Date to a level that is less than its Coupon Trigger, no Contingent Coupon will be payable. Similarly, even if the level of each Underlying is greater than or equal to its Barrier Level during the term of the securities other than on the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than its Barrier Level, the final Contingent Coupon will not be payable on the Maturity Date and the Payment at Maturity will be less, and possibly significantly less, than it would have been had the Payment at Maturity been linked to the level of the Lowest Performing Underlying prior to such decrease. Although the actual levels of the Underlyings on the Maturity Date or at other times during the term of the securities may be higher than their respective levels on the Observation Dates, whether the Contingent Coupons are payable and the Payment at Maturity will be determined based solely on the Official Closing Levels of the Underlyings on the Observation Dates, including the Final Valuation Date.

The securities lack liquidity.

The securities will not be listed on any securities exchange. The agents are not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which the agents are willing to buy the securities.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, determining the Estimated Initial Value and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities. See "—The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any" above, "Risk Factors—General risks related to Indices—Our or our affiliates business activities relating to the stocks or securities tracked by an equity index may create conflicts of interest with you" in the Equity Index Underlying Supplement and "Risk Factors—Risks Relating to all Note Issuances— Trading and other transactions by us or our affiliates could affect the trading level or price and/or level of the Reference Asset, the trading value of the notes or the amount you may receive at maturity" and "—Research reports and other transactions may create conflicts of interest between you and us" and "—Our trading, hedging and other business activities, and those of the agents, may create conflicts of interest with you" in the prospectus supplement.

The securities are subject to small-capitalization risk.

The RTY tracks companies that are considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies may also be more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

Risks associated with non-U.S. companies.

The level of the SX5E depends upon the stocks of companies located within the Eurozone, and thus involves risks associated with the home countries of those non-U.S. companies, some of which are and have been experiencing economic stress. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the SX5E and, as a result, the value of the securities.

The securities will not be adjusted for changes in exchange rates.

Although the equity securities that comprise the SX5E are traded in euro, and your securities are denominated in U.S. dollars, the amount payable on your securities at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the euro. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the SX5E, and therefore your securities. The amount we will pay on the securities, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

Historical levels of an Underlying should not be taken as an indication of its future performance during the term of the securities.

The levels of the Underlyings will determine the payments on the securities. It is impossible to predict whether the Official Closing Level of an Underlying will fall or rise compared to its Coupon Trigger or Barrier Level. The level of an Underlying will be influenced by complex and interrelated political, economic, financial and other factors that can affect the markets in which the securities included in that Underlying are traded and the prices of those securities. Accordingly, any historical levels of an Underlying should not be taken as an indication of its future performance.

The amount you will receive on the securities will depend upon the performance of the Underlyings. Therefore, the securities are subject to the following risks, as set forth in the accompanying prospectus supplement or the Equity Index Underlying Supplement:

- You must rely on your own evaluation of the merits of an investment in the securities;

- The price at which you will be able to sell your securities prior to maturity will depend on a number of factors, and may be substantially less than the amount you had originally invested;

- The securities are not insured against loss by any third parties; you can depend only on our earnings and assets for payment and interest, if any, on the securities;

- Trading and other transactions by us or our affiliates could affect the trading level or price and/or level of the Reference Asset, the trading value of the securities or the amount you may receive at maturity;

- Research reports and other transactions may create conflicts of interest between you and us;

- Our trading, hedging and other business activities, and those of the agents, may create conflicts of interest with you;

- Equity market risks may affect the trading value of the securities and the amount due on the securities;

- As a holder of the securities, you will not have any ownership interest or rights in the stocks or other securities tracked by an Index;

- We or our affiliates are not affiliated with any of the Reference Sponsors;

- Our or our affiliates' business activities relating to the stocks or securities tracked by an equity index may create conflicts of interest with you;

- Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets; and

- Time differences between the domestic and foreign markets and New York City may create discrepancies in the trading level or price of the securities.

Uncertain tax treatment.

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion of income in respect of the securities. For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

DETERMINING PAYMENT ON A COUPON PAYMENT DATE AND AT MATURITY

On each quarterly Coupon Payment Date, if the securities have not been automatically called, whether a Contingent Coupon is payable depends on the Official Closing Level of ***each*** Underlying on the relevant Observation Date, as follows:


Is the Official Closing Level of each Underlying on the relevant Observation Date greater than or equal to the Coupon Trigger?
Yes
You will receive per security:
$1,000 x Contingent Coupon Rate x (90/360)
No
You will not receive any Contingent Coupon for that quarter

On the maturity date, if the securities have not been automatically called prior to maturity, you will receive a cash payment per security (the Payment at Maturity) calculated as follows:

Step 1: Determine which Underlying is the Lowest Performing Underlying on the Final Valuation Date. The Lowest Performing Underlying is the Underlying with the lowest Final Return. The Final Return of an Underlying is its Final Level as compared to its Initial Level.

Step 2: Calculate the Payment at Maturity based on the Final Level of the Lowest Performing Underlying, as follows:


Is the Final Level of the Lowest Performing Underlying greater than or equal to its Barrier Level?
Yes
You will receive per security:
$1,000 + the final Contingent Coupon
No
You will receive per security:
$1,000 + ($1,000 × Final Return of the Lowest Performing Underlying)
In this case, you will lose more than 30%, and possibly all, of the Principal Amount.

Hypothetical Payout Profile

The following profile illustrates the hypothetical Payment at Maturity on the securities (excluding the final Contingent Coupon, if payable) for a range of hypothetical performances of the Lowest Performing Underlying on the Final Valuation Date from its Initial Level to its Final Level, assuming the securities have not been automatically called prior to the maturity date. This graph has been prepared for purposes of illustration only. Your actual return on the securities will depend on the actual Final Level of the Lowest Performing Underlying and whether you hold your securities to maturity. The performance of the better performing Underlyings is not relevant to the Payment at Maturity.



ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of any Underlying relative to its Initial Level. We cannot predict the Official Closing Level of any Underlying on any Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Levels used in the table and examples below are not expected to be the actual Initial Level of any Underlying. You should not take this illustration or these examples as an indication or assurance of the expected performance of any Underlying or return on the securities. The Payment at Maturity may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table and examples below illustrate the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Final Returns of the Lowest Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The potential returns described here assume that the securities have not been automatically called prior to maturity. You should consider carefully whether the securities are suitable to your investment goals. If the Official Closing Level of each Underlying on *every* Observation Date is greater than or equal to its Coupon Trigger and the securities are not automatically called, the Contingent Coupons payable over the term of the securities would total $300.00 per $1,000 Principal Amount (assuming a Contingent Coupon Rate of 7.50% per annum, the midpoint of the Contingent Coupon Rate range). The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Hypothetical Contingent Coupon Rate: 7.50% per annum (1.875% per quarter) (the midpoint of the Contingent Coupon Rate range of [7.00%-8.00%] per annum)

▶ Hypothetical Coupon Trigger: 700 with respect to the SPX, the RTY and the SX5E (each of which is 70% of its hypothetical Initial Level)

▶ Hypothetical Barrier Level: 700 with respect to the SPX, the RTY and the SX5E (each of which is 70% of its hypothetical Initial Level)

▶ Hypothetical Initial Levels: 1,000 with respect to the SPX, the RTY and the SX5E

The actual Initial Level, Coupon Trigger and Barrier Level of each Underlying, and Contingent Coupon Rate will be determined on the Pricing Date.

Hypothetical Final Return of the Lowest Performing Underlying	Hypothetical Payment at Maturity (Excluding Any Contingent Coupons Payable on the Securities)
100.00%	$1,000.00
80.00%	$1,000.00
60.00%	$1,000.00
40.00%	$1,000.00
20.00%	$1,000.00
0.00%	**$1,000.00**
-10.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	$1,000.00
-30.00%	**$1,000.00**
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-100.00%	$0.00

The following examples indicate how the Contingent Coupon payment and automatic call would be determined with respect to a hypothetical $1,000 investment in the securities.

Example 1: The level of each Underlying increases from its Initial Level to its Official Closing Level on a Call Observation Date.

Underlying	Initial Level	Official Closing Level
SPX	1,000.00	1,300.00 (130.00% of Initial Level)
RTY	1,000.00	1,200.00 (120.00% of Initial Level)
SX5E	1,000.00	1,400.00 (140.00% of Initial Level)

Because the Official Closing Level of each Underlying is above its Initial Level on a Call Observation Date, the securities are automatically called. You will receive $1,018.75 per $1,000 Principal Amount on the applicable Call Payment Date, calculated as follows:

$1,000 + Contingent Coupon

= $1,000 + ($1,000 × 1.875%)

= $1,018.75

Example 1 shows that, since the Official Closing Level of **each** Underlying is at or above its Initial Level on a Call Observation Date (which, starting on the second Observation Date, is also an Observation Date with respect to the determination whether the Contingent Coupon is payable), the securities will be automatically called, and you will receive your Principal Amount plus the Contingent Coupon on the applicable Call Payment Date. No extra payment will be made on account of the Official Closing Level of all three Underlyings being above their respective Initial Levels.

Example 2: The level of an Underlying decreases by 20% from its Initial Level to its Official Closing Level on a Call Observation Date.

Underlying	Initial Level	Official Closing Level
SPX	1,000.00	800.00 (80.00% of Initial Level)
RTY	1,000.00	1,200.00 (120.00% of Initial Level)
SX5E	1,000.00	1,100.00 (110.00% of Initial Level)

Because the Official Closing Level of an Underlying is below its Initial Level on a Call Observation Date, the securities are not called. However, since the Official Closing Level of that Underlying on a Call Observation Date is at or above its Coupon Trigger, you will receive the Contingent Coupon Payment of $18.75 on the applicable Coupon Payment Date, calculated as follows:

= ($1,000 × 1.875%)

= $18.75

Example 2 shows that, since the Official Closing Level of an Underlying is below its Initial Level on a Call Observation Date, the securities will not be called. However, since the Official Closing Level of that Underlying is at or above its Coupon Trigger on a Call Observation Date (which is also an Observation Date with respect to the determination whether the Contingent Coupon is payable on such Coupon Payment Date), you will receive a Contingent Coupon on the applicable Coupon Payment Date.

Example 3: The level of an Underlying decreases from its Initial Level to its Official Closing Level on a Call Observation Date by 60%.

Underlying	Initial Level	Official Closing Level
SPX	1,000.00	1,100.00 (110.00% of Initial Level)
RTY	1,000.00	400.00 (40.00% of Initial Level)
SX5E	1,000.00	1,200.00 (120.00% of Initial Level)

Because the Official Closing Level of an Underlying is below its Initial Level on the Call Observation Date, the securities are not called. In addition, because the Official Closing Level of that Underlying is below its Trigger Level on the Call Observation Date (which is also an Observation Date with respect to the determination of whether the Contingent Coupon is payable on such Coupon Payment Date), you will not receive a Contingent Coupon Payment on the Coupon Payment Date relating to such Call Observation Date.

Example 4: The securities have not been called prior to maturity and the level of the Lowest Performing Underlying decreases from its Initial Level by 60%.

Underlying	Initial Level	Final Level
SPX	1,000.00	1,100.00 (110.00% of Initial Level)
RTY	1,000.00	400.00 (40.00% of Initial Level)
SX5E	1,000.00	1,200.00 (120.00% of Initial Level)

RTY is the Lowest Performing Underlying. Because the Final Level of the Lowest Performing Underlying is below its Barrier Level and its Coupon Trigger, the Payment at Maturity would be $400.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Final Return of the Lowest Performing Underlying)

= $1,000 + ($1,000 × -60.00%)

= $400.00

The final Contingent Coupon will not be paid. Example 4 shows that you are exposed on a 1-to-1 basis to decrease in the level of the Lowest Performing Underlying if the Final Level of the Lowest Performing Underlying is below its Barrier Level. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT.

ADDITIONAL TERMS OF THE SECURITIES

Payment on the Securities

Automatic Call

The securities will be automatically called if the Official Closing Level of each Underlying is at or above its Initial Level on any Call Observation Date. If the securities are automatically called, investors will receive a cash payment, per $1,000 in Principal Amount, equal to the Principal Amount, plus the applicable Contingent Coupon. No further payments will be made on the securities once they have been called.

Contingent Coupon

We will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Level of **each** Underlying on the applicable Observation Date is greater than or equal to its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the securities, please see the section entitled "Description of Notes — Interest and Principal Payments— Recipients of Interest Payments" beginning on page S-14 in the accompanying prospectus supplement. The Contingent Coupon Rate is [7.00%-8.00%] per annum, or [$17.50-$20.00] per $1,000 in Principal Amount per quarter in equal installments (to be determined on the Pricing Date), if payable.

Payment at Maturity

On the Maturity Date, unless the securities are automatically called, for each security you hold, we will pay you the Payment at Maturity, which is an amount in cash, as described below:

■ **If the Final Level of the Lowest Performing Underlying is greater than or equal to its Barrier Level**:

$1,000 + final Contingent Coupon.

■ **If the Final Level of the Lowest Performing Underlying is less than its Barrier Level**:

$1,000 + ($1,000 × Final Return of the Lowest Performing Underlying).

If the securities are not automatically called prior to the Maturity Date and the Final Level of the Lowest Performing Underlying on the Final Valuation Date is less than its Barrier Level, you will lose more than 30%, and possibly all, of the Principal Amount of your securities.

Any return on the securities will be limited to the sum of your Contingent Coupons, if any. You will not participate in any appreciation of any Underlying, but you will have full downside exposure to the Lowest Performing Underlying on the Final Valuation Date if the Final Level of that Underlying is less than its Barrier Level.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Reference Sponsors

The Reference Sponsor for the SPX is S&P Dow Jones Indices LLC, a division of S&P Global. The Reference Sponsor for the RTY is FTSE Russell. The Reference Sponsor for the SX5E is STOXX Limited.

Market Disruption Event

The provisions of this section supersede and replace the definition of "Market Disruption Event" set forth beginning on page S-56 of the accompanying Equity Index Underlying Supplement.

A "Market Disruption Event" means, with respect to the SPX or the RTY, any of the following events as determined by the calculation agent in its sole discretion:

(A) The occurrence or existence of a material suspension of or limitation imposed on trading by the Relevant Stock Exchanges or otherwise relating to securities which then comprise 20% or more of the level of such Underlying or any Successor Index (as defined in the accompanying Equity Index Underlying Supplement) at any time during the one-hour period that ends at the Close of Trading on that day, whether by reason of movements in price exceeding limits permitted by those Relevant Stock Exchanges or otherwise.

(B) The occurrence or existence of a material suspension of or limitation imposed on trading by any Related Futures or Options Exchange or otherwise in futures or options contracts relating to such Underlying or any Successor Index on any Related Futures or Options Exchange at any time during the one-hour period that ends at the Close of Trading on that day, whether by reason of movements in price exceeding limits permitted by the Related Futures or Options Exchange or otherwise.

(C) The occurrence or existence of any event, other than an early closure, that materially disrupts or impairs the ability of market participants in general to effect transactions in, or obtain market values for, securities that then comprise 20% or more of the level of such Underlying or any Successor Index on their Relevant Stock Exchanges at any time during the one-hour period that ends at the Close of Trading on that day.

(D) The occurrence or existence of any event, other than an early closure, that materially disrupts or impairs the ability of market participants in general to effect transactions in, or obtain market values for, futures or options contracts relating to such Underlying or any Successor Index on any Related Futures or Options Exchange at any time during the one-hour period that ends at the Close of Trading on that day.

(E) The closure on any Exchange Business Day of the Relevant Stock Exchanges on which securities that then comprise 20% or more of the level of such Underlying or any Successor Index are traded or any Related Futures or Options Exchange with respect to such Underlying or any Successor Index prior to its Scheduled Closing Time unless the earlier closing time is announced by the Relevant Stock Exchange or Related Futures or Options Exchange, as applicable, at least one hour prior to the earlier of (1) the actual closing time for the regular trading session on such Relevant Stock Exchange or Related Futures or Options Exchange, as applicable, and (2) the submission deadline for orders to be entered into the Relevant Stock Exchange or Related Futures or Options Exchange, as applicable, system for execution at such actual closing time on that day.

(F) The Relevant Stock Exchange for any security underlying such Underlying or Successor Index or any Related Futures or Options Exchange with respect to such Underlying or Successor Index fails to open for trading during its regular trading session.

For purposes of determining whether a Market Disruption Event has occurred with respect to the SPX or the RTY:

(1) the relevant percentage contribution of a security to the level of such Underlying or any Successor Index will be based on a comparison of (x) the portion of the level of such Underlying attributable to that security and (y) the overall level of such Underlying or the Successor Index, in each case immediately before the occurrence of the Market Disruption Event;

(2) the "Close of Trading" on any Trading Day for such Underlying or any Successor Index means the Scheduled Closing Time of the Relevant Stock Exchanges with respect to the securities underlying such Underlying or the Successor Index on such Trading Day; provided that, if the actual closing time of the regular trading session of any such Relevant Stock Exchange is earlier than its Scheduled Closing Time on such Trading Day, then (x) for purposes of clauses (A) and (C) of the definition of "Market Disruption Event" above, with respect to any security underlying such Underlying or the Successor Index for which such Relevant Stock Exchange is its Relevant Stock Exchange, the "Close of Trading" means such actual closing time and (y) for purposes of clauses (B) and (D) of the definition of "Market Disruption Event" above, with respect to any futures or options contract relating to such Underlying or the Successor Index, the "Close of Trading" means the latest actual closing time of the regular trading session of any of the Relevant Stock Exchanges, but in no event later than the Scheduled Closing Time of the Relevant Stock Exchanges;

(3) the "Scheduled Closing Time" of any Relevant Stock Exchange or Related Futures or Options Exchange on any Trading Day for such Underlying or any Successor Index means the scheduled weekday closing time of such Relevant Stock Exchange or Related Futures or Options Exchange on such Trading Day, without regard to after hours or any other trading outside the regular trading session hours; and

(4) an "Exchange Business Day" means any Trading Day for such Underlying or any Successor Index on which each Relevant Stock Exchange for the securities underlying such Underlying or any Successor Index and each Related Futures or Options Exchange with respect to such Underlying or Successor Index are open for trading during their respective regular trading sessions, notwithstanding any such Relevant Stock Exchange or Related Futures or Options Exchange closing prior to its Scheduled Closing Time.

A "Trading Day" with respect to the SPX or the RTY means a day, as determined by the calculation agent, on which (i) the Relevant Stock Exchanges with respect to each security underlying such Underlying are scheduled to be open for trading for their respective regular trading sessions and (ii) each Related Futures or Options Exchange is scheduled to be open for trading for its regular trading session.

A "Related Futures or Options Exchange" for the SPX or the RTY means an exchange or quotation system where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to such Underlying.

The "Relevant Stock Exchange" for any security underlying the SPX or the RTY means the primary exchange or quotation system on which such security is traded, as determined by the calculation agent.

A "Market Disruption Event" with respect to the SX5E means, any of (A), (B), (C) or (D) below, as determined by the calculation agent in its sole discretion:

(A) Any of the following events occurs or exists with respect to any security included in the SX5E or any Successor Index, and the aggregate of all securities included in the SX5E or any Successor Index with respect to which any such event occurs comprise 20% or more of the level of the SX5E or any Successor Index:
- a material suspension of or limitation imposed on trading by the Relevant Stock Exchange for such security or otherwise at any time during the one-hour period that ends at the Scheduled Closing Time for the Relevant Stock Exchange for

such security on that day, whether by reason of movements in price exceeding limits permitted by the Relevant Stock Exchange or otherwise;

- any event, other than an early closure, that materially disrupts or impairs the ability of market participants in general to effect transactions in, or obtain market values for, such security on its Relevant Stock Exchange at any time during the one-hour period that ends at the Scheduled Closing Time for the Relevant Stock Exchange for such security on that day; or

- the closure on any Exchange Business Day of the Relevant Stock Exchange for such security prior to its Scheduled Closing Time unless the earlier closing is announced by such Relevant Stock Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Relevant Stock Exchange and (ii) the submission deadline for orders to be entered into the Relevant Stock Exchange system for execution at the Scheduled Closing Time for such Relevant Stock Exchange on that day.

(B)   Any of the following events occurs or exists with respect to futures or options contracts relating to the SX5E or any Successor Index:

- a material suspension of or limitation imposed on trading by any Related Futures or Options Exchange or otherwise at any time during the one-hour period that ends at the close of trading on such Related Futures or Options Exchange on that day, whether by reason of movements in price exceeding limits permitted by the Related Futures or Options Exchange or otherwise;

- any event, other than an early closure, that materially disrupts or impairs the ability of market participants in general to effect transactions in, or obtain market values for, futures or options contracts relating to the SX5E or any Successor Index on any Related Futures or Options Exchange at any time during the one-hour period that ends at the close of trading on such Related Futures or Options Exchange on that day; or

- the closure on any Exchange Business Day of any Related Futures or Options Exchange prior to its Scheduled Closing Time unless the earlier closing time is announced by such Related Futures or Options Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Related Futures or Options Exchange and (ii) the submission deadline for orders to be entered into the Related Futures or Options Exchange system for execution at the close of trading for such Related Futures or Options Exchange on that day.

(C)   The relevant Reference Sponsor fails to publish the level of the SX5E or any Successor Index (other than as a result of the relevant Reference Sponsor having discontinued publication of the SX5E or Successor Index and no Successor Index being available).

(D)   Any Related Futures or Options Exchange fails to open for trading during its regular trading session.

For purposes of determining whether a Market Disruption Event has occurred with respect to the SX5E:

(1) the relevant percentage contribution of a security included in the SX5E or any Successor Index to the level of the SX5E will be based on a comparison of (x) the portion of the level of such index attributable to that security to (y) the overall level of such index, in each case using the official opening weightings as published by the relevant index sponsor as part of the market opening data;

(2) the "Scheduled Closing Time" of any Relevant Stock Exchange or Related Futures or Options Exchange on any Trading Day means the scheduled weekday closing time of such Relevant Stock Exchange or Related Futures or Options Exchange on such trading day, without regard to after hours or any other trading outside the regular trading session hours; and

(3) an "Exchange Business Day" means any Trading Day on which (i) the relevant index sponsor publishes the level of the SX5E or any Successor Index and (ii) each Related Futures or Options Exchange is open for trading during its regular trading session, notwithstanding any Related Futures or Options Exchange closing prior to its Scheduled Closing Time.

A "Trading Day" with respect to the SX5E means a day, as determined by the calculation agent, on which (i) the relevant Reference Sponsor is scheduled to publish the level of the SX5E, and (ii) each Related Futures or Options Exchange is scheduled to be open for trading for its regular trading session.

A "Related Futures or Options Exchange" for the SX5E means an exchange or quotation system where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the SX5E.

The "Relevant Stock Exchange" for any security underlying the SX5E means the primary exchange or quotation system on which such security is traded, as determined by the calculation agent.

Postponement of the Valuation Dates and the Payment Dates

The provisions of this section supersede and replace the section entitled "Additional Terms of the Notes—Valuation Dates" on page S-58 of the accompanying Equity Index Underlying Supplement.

If a scheduled Observation Date is not a Trading Day with respect to any Underlying, such Observation Date for each Underlying will be postponed to the next succeeding day that is a Trading Day with respect to each Underlying. If a Market Disruption Event occurs or is continuing with respect to an Underlying on any Observation Date, then such Observation Date for such Underlying will be postponed to the first succeeding Trading Day for such Underlying on which a Market Disruption Event for such Underlying has not occurred and is not continuing; however, if such first succeeding Trading Day has not occurred as of the eighth Trading Day for such Underlying after the originally scheduled Observation Date, that eighth Trading Day shall be deemed to be the Observation Date for such Underlying. If an Observation Date has been postponed eight Trading Days for an Underlying after the originally scheduled Observation Date and a Market Disruption Event occurs or is continuing with respect to such Underlying on such eighth Trading Day, the calculation agent will determine the Official Closing Level of such Underlying on such eighth Trading Day in accordance with the formula for and method of calculating the Official Closing Level of such Underlying last in effect prior to commencement of the Market Disruption Event, using the closing price (or, with respect to any relevant security, if a Market Disruption Event has occurred with respect to such security, its good faith estimate of the value of such security at (i) with respect to the SPX or the RTY, the scheduled closing time of the Relevant Stock Exchange for such security or, if earlier, the actual closing time of the regular trading session of such Relevant Stock Exchange or (ii) with respect to the SX5E, the time at which the official closing level of such Underlying is calculated and published by the relevant Reference Sponsor) on such date of each security included in such Underlying. As used herein, "closing price" means, with respect to any security on any date, the Relevant Stock Exchange traded or quoted price of such security as of (i) with respect to the SPX or the RTY, the scheduled closing time of the Relevant Stock Exchange for such security or, if earlier, the actual closing time of the regular trading session of such Relevant Stock Exchange or (ii) with respect to the SX5E, the time at which the official closing level of such Underlying is calculated and published by the relevant Reference Sponsor. Notwithstanding the postponement of an Observation Date for an Underlying due to a Market Disruption Event with respect to such Underlying on such Observation Date, the originally scheduled Observation Date will remain the Observation Date for any Underlying not affected by a Market Disruption Event on such day.

If an Observation Date, Call Observation Date or the Final Observation Date is postponed for any Underlying, then the related Coupon Payment Date, Call Payment Date or Maturity Date will also be postponed by the same number of business days as the last postponed Observation Date, Call Observation Date or Final Valuation Date (in the event that any such date is postponed with respect to more than one Underlying), as the case may be, and no interest will be paid in respect of such postponement.

Trustee Conflict of Interest

Wells Fargo Securities, one of the agents, is an affiliate of the trustee under the Senior Indenture and is acting as an underwriter for this offering. Therefore, if a default occurs with respect to the securities within one year after this offering (or any other offering of our securities in which an affiliate of the trustee participates as an underwriter), the trustee would likely be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939. In that event, except in very limited circumstances, the trustee would be required to resign as trustee under the Senior Indenture and we would be required to appoint a successor trustee, unless the default is cured or waived within 90 days. If the trustee resigns following a default or for any other reason, it may be difficult to identify and appoint a qualified successor trustee. The trustee will remain the trustee under the Senior Indenture until a successor is appointed. During the period of time until a successor is appointed, the trustee will have both (a) duties to noteholders under the Senior Indenture and (b) a conflicting interest under the Senior Indenture for purposes of the Trust Indenture Act.

INFORMATION RELATING TO THE UNDERLYINGS

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of October 31, 2019 were: Information Technology, Health Care, Financials, Communication Services and Consumer Discretionary.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-43 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from November 25, 2014 through November 25, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on any Observation Date, including the Final Valuation Date.

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the Reference Asset consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of October 31, 2019 were: Financial Services, Health Care, Producer Durables, Consumer Discretionary and Technology.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-37 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from November 25, 2014 through November 25, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on any Observation Date, including the Final Valuation Date.

Description of the SX5E

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-12 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SX5E

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from November 25, 2014 through November 25, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SX5E on any Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the Trading Day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Final Return of each Underlying, and the accelerated Maturity Date will be the fifth business day after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to an Underlying on that Trading Day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to eight Trading Days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the Trading Day preceding the date of acceleration, the determination of that Underlying's Final Level will be made on such date, irrespective of the existence of a Market Disruption Event with respect to the other Underlying occurring on that date.

If the securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, and Wells Fargo Securities as the agents for the sale of the securities. Pursuant to the terms of a distribution agreement, the agents will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, including WFA, or will offer the securities directly to investors. The agents may resell the securities to other registered broker-dealers at the price to public less a concession not in excess of $15.00 (1.50%) per $1,000 Principal Amount of the securities. In addition to the concession allowed to WFA, Wells Fargo Securities will pay $0.75 (0.075%) per $1,000 Principal Amount of the securities of the agent's discount to WFA as a distribution expense fee for each security sold by WFA. The agents or other registered broker-dealers propose to offer the securities at the price to public set forth on the cover page of this free writing prospectus.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

We expect that delivery of the securities will be made against payment for the securities on or about the Original Issue Date, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

Selling Restrictions

Argentina

This free writing prospectus includes a private invitation to invest in the securities. It is addressed only to you on an individual, exclusive, and confidential basis, and its unauthorised copy, disclosure, or transfer by any means whatsoever is absolutely and strictly forbidden. HSBC and Wells Fargo Securities will not provide copies of this free writing prospectus, or provide any kind of advice or clarification, or accept any offer or commitment to purchase the securities herein referred to from persons other than the intended recipient. The offer herein contained is not a public offering, and as such it is not and will not be registered with, or authorised by, the applicable enforcement authority.

Brazil

The securities may not be offered or sold to the public in Brazil. Accordingly, this free writing prospectus, the pricing supplement to which this free writing prospectus relates and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus have not been submitted to the Comissão de Valores Mobiliáros for approval. Documents relating to this offering may not be supplied to the public as a public offering in Brazil or be used in connection with any offer for subscription or sale to the public in Brazil.

Chile

The securities have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the securities, or distribution of this free writing prospectus, the pricing supplement to which this free writing prospectus relates and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, may be made in or from Chile except in circumstances that will result in compliance with any applicable Chilean laws and regulations.

ESTA OFERTA PRIVADA SE INICIA EL DÍA 29 DE NOVIEMBRE SE ACOGE A LAS DISPOSICIONES DE LA NORMA DE CARÁCTER GENERAL Nº 336 DE LA SUPERINTENDENCIA DE VALORES Y SEGUROS;

ESTA OFERTA VERSA SOBRE VALORES NO INSCRITOS EN EL REGISTRO DE VALORES O EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA SUPERINTENDENCIA DE VALORES Y SEGUROS, POR LO QUE TALES VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ÉSTA;

POR TRATAR DE VALORES NO INSCRITOS NO EXISTE LA OBLIGACIÓN POR PARTE DEL EMISOR DE ENTREGAR EN CHILE INFORMACIÓN PÚBLICA RESPECTO DE LOS VALORES SOBRE LOS QUE VERSA ESTA OFERTA;

ESTOS VALORES NO PODRÁN SER OBJETO DE OFERTA PÚBLICA MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE.

China

This free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus have not been filed with or approved by the People's Republic of China (for such purposes, not including Hong Kong and Macau Special Administrative Regions or Taiwan) authorities, and is not an offer of securities (whether public offering or private placement) within the meaning of the Securities Law or other pertinent laws and regulations of the People's Republic of China. These documents shall not be delivered to any party who is not an intended recipient or offered to the general public if used within the People's Republic of China, and the securities so offered cannot be sold to anyone that is not a qualified purchaser of the People's Republic of China. Each dealer has represented, warranted and agreed that the securities are not being offered or sold and may not be offered or sold, directly or indirectly, in the People's Republic of China, except under circumstances that will result in compliance with applicable laws and regulations.

Mexico

The securities have not been and will not be registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico, but only on a private placement basis pursuant to Article 8 of the Mexican Securities Market Law. This free writing prospectus, the pricing supplement to which this free writing prospectus relates and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus may not be publicly distributed in Mexico.

Peru

The securities have not been and will not be registered with the Superintendencia del Mercado de Valores (SMV) nor the Bolsa de Valores de Lima (BVL) for their public offering in Peru and are being placed by means of a private offer. The SMV and the BVL have not reviewed the information provided to the investor.

Consequently, the securities may not be offered or sold, directly or indirectly, nor may this free writing prospectus, the accompanying supplements or any other offering material relating to the securities be distributed or caused to be distributed in Peru to the general public. The securities may only be offered in a private offering without using mass marketing, which is defined as a marketing strategy utilising mass distribution and mass media to offer, negotiate or distribute securities to the whole market. Mass media includes newspapers, magazines, radio, television, mail, meetings, social networks, Internet servers located in Peru, and other media or technology platforms.

Taiwan

The securities may be made available outside Taiwan for purchase by investors residing in Taiwan (either directly or through properly licensed Taiwan intermediaries acting on behalf of such investors) but may not be offered or sold in Taiwan.

Uruguay

The sale of the securities qualifies as a private placement pursuant to section 2 of Uruguayan law 18,627. The securities must not be offered or sold to the public in Uruguay, except in circumstances which do not constitute a public offering or distribution under Uruguayan laws and regulations. The securities are not and will not be registered with the Financial Services Superintendency of the Central Bank of Uruguay.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described herein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a security as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatment described herein. For example, the securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the securities as Indebtedness for U.S. Federal Income Tax Purposes — Contingent securities" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in the Underlyings would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Underlyings were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlyings and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Underlyings is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain securities Treated as a Put Option and a Deposit or an Executory Contract — Certain securities Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the security. Any such gain or loss will be long-term capital gain or loss if you have held the security for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a security generally will equal your cost of the security. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S.-source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not "delta-one" instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the securities are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the securities. However, it is possible that the securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the securities, and following such occurrence the securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or its components or the securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

TABLE OF CONTENTS

Free Writing Prospectus

Equity Index Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$

Market Linked Securities—Auto-callable Securities with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index

November 29, 2019

FREE WRITING PROSPECTUS